April 11, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange

Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
File No. 000-27024

Ladies and Gentlemen:

This letter supplements and clarifies the initial response filed by Nobel Learning Communities, Inc. (“NLCI”) on March 8, 2005 with respect to the Staff’s comment letter dated February 25, 2005, regarding the above captioned Form 10-K for the fiscal year ended July 3, 2004, and Quarterly Report on Form 10-Q for the quarter ended January 1, 2005, each filed by NLCI.

It is our understanding that after our phone call with the Staff on March 24, 2005 additional clarification was required for questions 6, 8 and 12 of the Staff’s letter. We have set forth below our clarification. For your convenience, each of the Staff’s comments has been reproduced, followed by NLCI’s original response to such comment and then the additional clarification to such response.

Additional clarification on question 6.

6.	You indicate that the 5 schools classified as held for sale were placed in this category during fiscal 2003. Given that these 5 schools have been classified as held for sale for greater than one year, please tell us how you considered the guidance in paragraph 30 of SFAS 144 in determining that it was appropriate to classify them as held for sale at June 30, 2003 and July 3, 2004. In addition, disclose in future filings the manner and timing of the expected disposal of the schools held for sale. Refer to paragraph 47a. of SFAS 144 for guidance.

Our previous response follows:

The guidance in paragraph 30 of SFAS 144 provides for six factors to be considered in determining whether an asset can be held for sale. NLCI considered these factors applied to its situation as follows:

1.	Management was given the authority to dispose of these schools by the Board of Directors on April 2, 2003.

2.	The schools are operational and available for immediate sale.

3.	Management interviewed and took recommendations from its Board of Directors for real estate brokers. A finders and consulting fee agreement was signed in October 2003 to sell or dispose of these schools.

4.	The school financial performance was sufficient to conclude that the schools could be disposed of within one year and there was no reason to think the schools could not be sold.

5.	NLCI did not set a specific sale price, but was looking for offers reflecting fair market value.

6.	There were no actions that indicated that it was unlikely that there would be any significant changes to the disposal plan.

NLCI sought to sell these schools because the schools were not part of a cluster and they were not in a geographic area in which NLCI wanted to develop clusters. In addition, NLCI’s then senior lender was requiring NLCI to raise cash.

NLCI periodically examines whether these assets should continue to be held for sale and therefore will consider, in connection with future filings, whether to continue carrying them as such.

Additional Clarification

NLCI determined it had appropriately classified the assets as held for sale at June 30, 2003 based on answers 1-6 above. Prior to formally hiring a broker in October 2003 NLCI made attempts to market the properties through its contacts in the real estate business. As these efforts did not generate interest it became apparent NLCI needed to formally engage a broker on its behalf to sell these schools. Since the contract was executed in October 2003 and the contract ran for a period of one year through October 2004 it was determined at July 3, 2004 the classification of held for sale was in accordance with the guidance of SFAS 144. There continued to be the possibility of a sale based on the continuing contract obligation and NLCI remained committed to its original plan of selling these schools. NLCI also concluded that while we initially had tried to sell these properties in an informal manner, the formal engagement of a real estate broker to sell these locations better positioned NLCI in its continuing commitment to sell these locations.

The sale of schools can typically take more than a year. Each schools value is highest as an ongoing school. In order to retain our parents and student body, the sale of schools are not advertised broadly so that parents will not withdraw their children due to concern over the school’s future.

In addition, schools are single use facilities and, unlike flex space, are purpose-built facilities that are only sought by entities in the market for a school. There is a limited time of year when a school is marketable due to the seasonal nature of the business. The school year traditionally starts in August or September and buyers want to take control of a school between the end of one academic year and beginning of the next. This creates a very limited selling season. Many market factors are beyond NLCI’s control and are ingrained in our industry with its inherent cycle times.

In support of carrying long lived assets as held-for-sale beyond the period of one year SFAS 144 pp B74 states, “The Board concluded that the usefulness and clarity of financial statements would not be improved by having long-lived assets moving in and out of the held-for-sale classification”. NLCI believes the nature of our industry with its sensitivity to the academic year is the kind of situation the Board meant to address with this background guidance.

As stated in our earlier response NLCI will continue to evaluate the potential for the sale of these locations at each reporting period and make the appropriate reclassifications in future filings.

Additional clarification in response to question 8

8. We note that you have identified ten reporting units for purposes of testing goodwill for impairment. Tell us how you determined these reporting units under the guidance in SFAS 142.

Our previous response follows:

Response: We determined our reporting units under the guidance of SFAS 142 by first determining a basis to allocate the fair value of our goodwill. Based on the fact that our goodwill was a result of acquisitions of schools in definable geographies and the fact that we operate these schools as regional groups, the analysis reasonably led to geographically based reporting units as the appropriate component. Like retail companies, NLCI manages all of its schools based on geographic markets. Operating results for all schools are reviewed by management monthly by school and by geographic market. For purposes of SFAS 142, its business segment was divided into 10 reporting units based on geographic markets and all assets, liabilities and goodwill were allocated to the 10 business units.

Additional Clarification

SFAS 142 pp 30 provides guidance in defining a reporting unit. Included below is a discussion of that guidance as it relates to NLCI.

Do we have a basis for reporting units one level below our operating segment?

We conclude the answer to this question is yes for NLCI.

NLCI manages its business in geographic regions. Below its Chief Operating Officer the field reporting structure is as follows: Executive Directors report up to Regional Vice Presidents who report up to the Chief Operating Officer. The Executive Directors are organized geographically, conduct regular reviews of their operations and are directly accountable for their results. The Chief Operating Officer is directly accountable for the operations of the entire private school segment. In addition the Chief Operating Officer reviews and is directly responsible for a business in its “other” segment reported information (The Activities Club).

The discussion above addresses the guidance in SFAS 142 pp 30 “A reporting unit is an operating segment or one level below an operating segment (referred to as a component)…for which discrete financial information is available and segment management regularly reviews the operating segments of that component.”

Does the component constitute a business?

We conclude the answer this question is yes for NLCI.

The position of the reporting units constituting a business is supported by the guidance in EITF Issue No. 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. Where that guidance states “for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor”, our conclusion that schools or regions of schools could separately conduct operations is supported by the fact that a reporting unit could be sold and operate as a stand alone business.

This supports the guidance of SFAS 142 pp30 where it states “A component of an operating segment is a reporting unit if the component constitutes a business…”

Are there similar economic characteristics for the reporting units?

We conclude the answer to this question is no for NLCI.

First, as previously described, NLCI believes that substantial evidence exists that it manages and operates its business in accordance with the reporting units it has established.

Second, the goodwill which is being evaluated for impairment was the result of the acquisition of schools or groups of schools in defined local geographies. The most logical way for NLCI to evaluate this goodwill is the way in “which goodwill naturally would be associated”. NLCI allocated the goodwill to the market in which the schools acquired were located. NLCI continues to evaluate the goodwill on that basis. In addition, the local nature of its operations causes it to be cognizant of certain differences in managing its business. For example, states have different licensing regulations regarding ratios, square footage per child, health and safety regulations and teacher qualifications. States have different curriculum requirements which schools must follow and teach, such as state history. Some states create competition or support alternatives to public schools with their funding mechanisms or legislation such as vouchers or universal pre-k programs. NLCI followed the guidance included in SFAS 142 pp B102, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated”, as the basis for its establishment of reporting units.

NLCI notes that SFAS 142 pp 30 refers back to “The relevant provisions of Statement 131” which is interpreted in the question of whether a reporting unit has similar economic characteristics to be SFAS 131 pp 17. The criteria of SFAS pp 17 as it relates to NLCI shows that:

a.	NLCI provides educational services in all of its schools

b.	NLCI delivers curriculum based education to its customers

c.	The customer is school age children to 12th grade and their parents

d.	The operations are subject to similar state and local regulations and licensing requirements.

Based on the above analysis there exists a valid basis to conclude there are 10 reporting units under which it is required that NLCI evaluate its goodwill for impairment.

Additional clarification to question 12.

12. Tell us how you have determined that your private schools comprise one reportable segment. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the guidance that the segments have similar economic characteristics. In addition, explain for us your disclosure at page 6 of your Form 10-Q for the quarter ended January 1, 2005, which states that as of January 1, 2005, NLCI operates in one segment.

Our previous response follows:

Response:	In preparing for our recent 10-Q filing, we reviewed SFAS 131 to determine whether NLCI has one reporting segment. We first referred to the definition of operating segment in paragraph 10. From this we determined we have an operating segment for our charter school and The Activities Club businesses as determined by the regular review of operating results by an operating decision maker. Next, knowing we met paragraph 16(a), we reviewed paragraph 16(b) and determined we do not meet the quantitative thresholds. In researching the quantitative thresholds, as shown in the table below, we determined they were not met in the three years ended June 30, 2002, June 30, 2003 and July 3, 2004 and, as such, conclude NLCI should have reported its operations as one business segment.

	July 3, 2004				June 30, 2003				June 30, 2002
	Charter School Services	TAC	Total	Charter School % of Total	Charter School Services	TAC	Total	Charter School % of Total	Charter School Services	TAC	Total	Charter School % of Total
Revenue	2,123	214	155,158	1.4%	1,978	340	76,067	2.6%	1,881	688	76,067	2.5%
Gross profit	984	(243)	19,929	4.9%	761	(443)	18,378	4.1%	802	(173)	22,160	3.6%
Assets	2,504	181	85,865	2.9%	7,772	252	97,968	7.9%	9,528	450	102,980	9.3%

Based on this analysis we determined reporting in the 10-Q for the period ended January 1, 2005 should be as one business segment.

Additionally, based on the aggregation criteria in paragraph 17 of SFAS 131, we determined that our private school business is one reportable segment as follows:

a.	We provide educational services in all of our schools

b.	Delivery of curriculum based education to customers

c.	Our customer is school age children to 12th grade and their parents

d.	We provide our services through schools

e.	All operations are subject to similar state and local regulations and licensing requirements.

Additional Clarification

As noted in our previous discussion with you we have reviewed paragraph 21 of SFAS 131 and determined we are in agreement with the Commission. NLCI has other operating segments (Charter School Management and The Activities Club) to be disclosed in an “all other” category separate from other reconciling items. In future filings NLCI will include this in its “other” category.

NLCI believes it has comprehensively and concisely responded to what it believes are the Staff’s concerns. We respectfully request the Staff’s cooperation in promptly reviewing the response so that we can continue to timely comply with our ongoing filing obligations. Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901 if you have any comments or questions.

Sincerely,

Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka
Kathy Herman
Richard P. Jaffe